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FORM 4                                       U.S. SECURITIES AND EXCHANGE COMMISSION                              OMB APPROVAL

/ / Check box if no longer subject                    Washington, D.C.  20549                            OMB Number       3235-0287
    to Section 16.  Form 4 or                                                                            Expires:  December 31, 2001
    Form 5 obligations may                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Estimated average burden
    continue. See Instruction 1(b).                                                                      hours per response .... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
                                                                                            to Issuer (Check all applicable)
   Jones      Robert        L.               The Goldfield Corporation     GV
---------------------------------------------------------------------------------------         Director              10% Owner
   (Last)     (First)     (Middle)        3. I.R.S. Identification  4. Statement for        ---                  ---
                                             Number of Reporting       Month/Year            X  Officer (give        Other (specify
                                             Person, if an entity                           --- title below)     --- below)
   3560 Todd Lane                            (voluntary)               March, 2001         President of Southeast Power Corporation,
----------------------------------------                                                   issuer subsidiary
              (Street)                       ###-##-####            ----------------------------------------------------------------
                                                                    5. If Amendment,     7. Individual or Joint/Group Filing (Check
   Mims,      Florida      32754                                       Date of Original     Applicable Line)
----------------------------------------                               (Month/Year)          X  Form filed by one Reporting Person
   (City)      (State)     (Zip)                                                            ---
                                                                                                Form filed by More than One
                                                                                            --- Reporting Person
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                         Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security   2. Transaction   3. Trans-     4. Securities Acquired (A)      5. Amount of       6. Owner-    7. Nature of
   (Instr. 3)             Date (Month/     action        or Disposed of (D)              Securities         ship         Indirect
                          Day/Year)        Code          (Instr. 3, 4 and 5)             Beneficially       Form:        Beneficial
                                           (Instr. 8)                                    Owned at End       Direct       Owner-
                                        --------------------------------------------     of Month           (D) or       ship
                                                                                                            Indirect
                                        Code       V     Amount      (A) or    Price     (Instr. 3 and 4)   (I)
                                                                     (D)                                    (Instr. 4)   (Instr. 4)
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   Common Stock            3/26/01      X                83,333       A       $0.21875    208,333           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                                                     SEC 1474 (8-92)
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FORM 4 (continued)              Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
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
1.Title of  2.Conver- 3.Transac- 4.Transac- 5.Number of 6.Date Exer- 7.Title and  8.Price of  9.Number of 10.Ownership 11.Nature of
  Derivative  sion or   tion Date  tion Code  Derivative  cisable and  Amount of    Derivative  Derivative   Form of      Indirect
  Security    Exercise  (Month/    (Instr.8)  Securities  Expiration   Underlying   Security    Securities   Derivative   Beneficial
  (Instr.3)   Price of  Day/Year)             Acquired    Date         Securities   (Instr.5)   Bene-        Security:    Ownership
              Deriv-                          (A) or      (Month/Day/  (Instr.3                 ficially     Direct (D)   (Instr.4)
              ative                           Disposed    Year)        and 4)                   Owned at     or Indi-
              Security                        of (D)                                            End of       rect (I)
                                              (Instr.3,                                         Month        (Instr.4)
                                              4, and 5)                                         (Instr.4)
                                 --------------------------------------------------
                                                         Date  Expira-       Amount
                                  Code   V     (A)  (D)  Exer-  tion   Title   or
                                                        cisable Date         Number
                                                                               of
                                                                             Shares
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employee      $0.21875   3/26/01   X       83,333(D)     See below(1) Common 83,333             41,667           D
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stock option                                                          Stock
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(right to
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buy)
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Explanation of Responses:  (1) 50% of option exercised became exercisable on 3/9/00 and the remainder on 3/9/01.  The remaining option to purchase 41,667 shares (for $0.21875 per share) becomes exercisable on 3/9/02.  All options expire on 3/9/09.



                                                                          /s/ Robert L. Jones                        April 3, 2001
                                                                         ---------------------------------------   -----------------
** Intentional misstatements or omissions of facts constitute              **Signature of Reporting Person                 Date
     Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


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